UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2026

Jon Venick
Partner
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020

Re: FONAR CORP
Schedule 13E-3 filed by FONAR Corporation et al.
Filed February 26, 2026
File No. 005-33323

Preliminary Proxy Statement
Filed February 26, 2026
File No. 000-10248

Dear Jon Venick:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Please file the preliminary proxy card.

Frequently Used Terms, page 1

2. Refer to the definition for "disinterested stockholders." Revise the definition to provide the full definition in your disclosure rather than refer to the DGCL. Apply this comment to any other defined terms that refer to sources other than the proxy statement.

Summary Term Sheet, page 7

3. Please revise your disclosure in this section and in the section “Questions and Answers” to significantly shorten them and avoid duplication. See Item 1001 of Regulation M-A.

Recommendation of the Disinterested Directors, page 69

4. Revise your disclosure to address how any filing person relying on the Marshall & Stevens opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addressed fairness with respect to the Public Stockholders, rather than all security holders unaffiliated with the company.

Opinion of Marshall & Stevens, page 71

5. Please disclose the amount of the compensation paid or payable to Marshall & Stevens.

6. We note that, in the "Per Share Value Conclusion," Marshall & Stevens appear to have compared a range of values of $14.48 to $15.52 per share of Common Stock, Class B Common Stock, and Class C Common Stock to the offered price of $19 per share for the Common Stock, Class B Common Stock, and Class C Common Stock. We also note that the price of $19 per share applies to the common stock and the Class B common stock. Please revise the disclosure to clarify this.

Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger, page 84

7. We note your disclosure in this section and the section stating the position of the Acquisition Group that such parties "may be deemed to be affiliates of the Company." Given the filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions